

Mail Stop 3233

January 22, 2016

Via E-mail
Richard Vance
President and Chief Executive Officer
Highlands REIT, Inc.
2809 Butterfield Road, Suite 360
Oak Brook, Illinois 60523

> **Re: Highlands REIT, Inc.**
> **Form 10-12B**
> **Filed December 23, 2015**
> **File No. 001-37667**

Dear Mr. Vance:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   We note that you have filed your Form 10 under Section 12(b) of the Exchange Act; however, it does not appear that you are seeking to list your shares on a national securities exchange. Please withdraw this registration statement and file a new Form 10 under Section 12(g) or advise.

2.   Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

3.   We note that the spin-off is not being registered under the Securities Act. We also note your disclosure on page 3 that Highlands was formed as a corporation on December 16, 2015. Please tell us whether any of the properties that are to be held by Highlands on the date of separation, were acquired by the parent company or any of its subsidiaries within the last two years. We may have further comment.

4.   We note your disclosure in the information statement that no vote of InvenTrust's stockholders is required in connection with this distribution. Please provide us a legal analysis regarding the basis for this statement.

Exhibit 99.1

Summary

Reasons for the Separation, page 1

5.   We note your statement that, in the event the separation does not result in the listed anticipated benefits, the costs associated with the separation could have a material adverse effect on each company. Please revise your summary to briefly describe and quantify these costs, to the extent possible.

Risk Factors

Our agreements with InvenTrust may not reflect terms that would have resulted…, page 36

6.   We note your disclosure that the agreements related to your separation from InvenTrust may not reflect terms that would have resulted from arm's-length negotiations. Please specify the agreements you are referring to.

If either InvenTrust or MB REIT failed to qualify as a REIT…, page 38

7.   We note your disclosure that if either InvenTrust or MB REIT failed to qualify as a REIT in its 2012 through 2016 taxable years, you would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which InvenTrust or MB REIT failed to qualify. We also note your disclosure on page 3 that on December 15, 2015 MB REIT became a qualified REIT subsidiary of InvenTrust and ceased to be treated as a REIT. Please tell us whether the result of MB REIT ceasing to be treated as a REIT could affect your ability to qualify as a REIT.

Failure to qualify as a REIT, or failure to remain qualified as a REIT would cause…, page 37

8.   We note your disclosure that you expect to receive an opinion from counsel that you will be organized in conformity with the requirements for qualification and taxation as a REIT for the year ending December 31, 2016. Please tell us whether you anticipate being in a position to receive such opinion before this filing becomes effective, and if so, if you intend to file the opinion as an exhibit.

Our Separation from InvenTrust

Results of the Separation, page 49

9.   We note your disclosure that in addition to the Separation and Distribution Agreement, you will enter into various other agreements to effect the separation and provide a framework for your relationship with InvenTrust after the separation. Please clarify whether you plan on entering into any agreements in addition to the Transition Services Agreement and Employee Matters Agreement, and to the extent such other agreements are currently known and material, please identify and describe such agreements.

Selected Historical Financial and Operating Data, page 58

10.   We note you have presented selected financial data for only the last three fiscal years. Pursuant to Item 301 of Regulation S-K, selected financial data should be provided for the last five fiscal years (or for the life of the registrant and its predecessors, if less). Please clarify and/or revise accordingly.

11.   Pursuant to Item 13 of Form 10, please revise to include selected quarterly financial data in accordance to Item 302(a) of Regulation S-K.

Unaudited Pro Forma Combined Consolidated Financial Statements, page 62

12.   Please note that footnote disclosures to the pro forma financial information should be detailed in nature and explain all the assumptions involved. For example, within your footnote disclosures associated with the retail asset disposition, disposition adjustments, and capital contribution, you should include discussion about all the significant terms of the transaction, any consideration exchanged, accounting method utilized, and explanation of how the amounts were calculated and/or where the amounts were derived from. Please clarify and/or revise accordingly.

13.   Please tell us and quantify any costs associated with the spin-off transaction that are included within your historical financial statements and how you plan to address these costs within your pro-forma disclosures on pages 62 to 66.

Management's Discussion and Analysis of Financial Condition and Results of Operations

14.   We note your disclosure on page 95 that thirty-five leases which represent 35.3% of your total annualized rent are scheduled to expire in 2016. We also note your disclosure on page 69 that your office assets located in suburban Denver and Pittsburgh will be converted to multi-tenant assets and that you currently anticipate adequate demand though rental rates may be lower than rates under the current leases. Please revise your disclosure to discuss your lease rollover expectations and the relationship between market rents and expiring rents with respect to each of your expiring leases, or advise.

15.   Please include a more detailed discussion of leasing activity during the periods presented, including the amount of new leases and renewed leases executed, the amount of leases that were not renewed, and leasing costs, including tenant improvement costs and leasing commissions, as applicable.

Critical Accounting Policies and Estimates, page 74

16.   As disclosed on page 6 and elsewhere within your document, we note you intend to take advantage of the extended transition period for complying with new or revised accounting standards for an "emerging growth company" pursuant to the JOBS Act. Please revise your critical accounting policy disclosures to include a statement indicating that your financial statements may not be comparable to companies that comply with public company effective dates.

Modified Net Operating Income, page 88

17.   It appears that your presentation of modified net operating income represents a non-GAAP financial measure. Please tell us how you have met the disclosure requirements of Item 10(e) of Regulation S-K with regard to your disclosure of modified net operating income.

18.   Within your discussion of modified net operating income, we note you have indicated that some of your adjustments are non-recurring. Given the nature of these adjustments, it is not clear why they are non-recurring. Please clarify and/or revise to remove the reference to non-recurring from your disclosure. Reference is made to Question 102.03 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Liquidity and Capital Resources, page 92

19.   Please revise your disclosures to discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, tell us the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings, and etc.

20.   Please revise to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

Unaudited Condensed Combined Consolidated Financial Statements, page F-2

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation, page F-7

21.   Please revise to include a statement of whether all adjustments are of a normal recurring nature. If not, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments. Reference is made to Rule 10-01(b)(8) of Regulation S-X.

Historical Financial Statements, page F-17

22.   Disclosures throughout your filing indicate the significance of AT&T as a tenant and how they did not renew its lease expiring in 2016. In addition, you have indicated that there is a strong possibility that AT&T will not renew any or all of its leases. Please explain the impact such changes have had on your assessment of impairment for these properties. Your response should discuss the assumptions used in developing your expected future undiscounted cash flows and specifically address how the anticipated non-renewals by AT&T have impacted your determination of the expected future undiscounted cash flows of the property. To the extent, no impairments have been taken on such AT&T occupied properties, please explain in detail the facts and circumstances considered that support your conclusion. Reference is generally made to the guidance outlined in Section 360-10-35 of the Financial Accounting Standards Codification.

Note 12 – Commitments and Contingencies, page F-43

23.   Reference is made to your risk factor disclosures on pages 31 and 32 where you discuss the existence of "non-recourse carve out" indemnity agreements and guarantees if certain triggering events occur. Please revise to include the disclosures outlined in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification for such guarantees.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Wilson Lee, Senior Staff Accountant at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Cathy A. Birkeland, Esq. (via E-mail)
        Latham & Watkins LLP